Exhibit 99.1

FOR IMMEDIATE RELEASE
Investor Relations Contact:
Raphael Gross
203-682-8253
investors@frgi.com

Fiesta Restaurant Group, Inc. Reports Fourth Quarter and Full Year 2016 Results

DALLAS, Texas - (Business Wire) - February 27, 2017 - Fiesta Restaurant Group, Inc. (“Fiesta” or the “Company”) (NASDAQ: FRGI), parent company of the Pollo Tropical® and Taco Cabana® fast casual restaurant brands, today reported results for the 13-week fourth quarter and 52-week full year 2016, which ended on January 1, 2017.

Select fourth quarter 2016 results (13 weeks) as compared to fourth quarter 2015 results (14 weeks) include:

•	Total revenues decreased 4.6% to $171.3 million. Excluding the extra week in 2015, total revenues increased 2.1%;

•
Comparable restaurant sales at Pollo Tropical decreased 4.0% and comparable restaurant transactions decreased 7.3%, partially attributable to Hurricane Matthew which negatively impacted comparable restaurant transactions by approximately 1.3% and sales cannibalization that negatively impacted comparable restaurant transactions by approximately 1.1%;

•	Comparable restaurant sales at Taco Cabana decreased 3.5% and comparable restaurant transactions decreased 4.5%;

•	Six Company-owned Pollo Tropical and two Company-owned Taco Cabana restaurants were opened;

•	Net income of $2.4 million, or $0.09 per diluted share, compared to net income in the prior year period of $8.8 million, or $0.33 per diluted share; and

•
Adjusted net income of $7.3 million, or $0.27 per diluted share, compared to adjusted net income in the prior year period of $10.5 million, or $0.39 per diluted share (see non-GAAP reconciliation table below).

Select full year 2016 results (52 weeks) as compared to full year 2015 results (53 weeks) include:

•	Total revenues increased 3.5% to $711.8 million. Excluding the extra week in 2015, total revenues increased 5.4%;

•
Comparable restaurant sales at Pollo Tropical decreased 1.6% and comparable restaurant transactions decreased 3.1%, partially due to sales cannibalization that negatively impacted comparable restaurant transactions by approximately 1.5%;

•	Comparable restaurant sales at Taco Cabana decreased 2.5% and comparable restaurant transactions decreased 3.6%;

•	32 Company-owned Pollo Tropical and four Company-owned Taco Cabana restaurants were opened;

•	Net income of $16.7 million, or $0.62 per diluted share, compared to net income in the prior year of $38.5 million, or $1.44 per diluted share; and

•
Adjusted net income of $34.8 million, or $1.29 per diluted share, compared to adjusted net income in the prior year of $41.0 million, or $1.53 per diluted share (see non-GAAP reconciliation table below).

Fourth Quarter 2016 Financial Review

Consolidated Results

Total revenues decreased 4.6% to $171.3 million from $179.5 million compared to the prior year period as sales contributions from 26 net Company-owned restaurant openings were offset by declines in comparable restaurant sales amid continued industry-wide softness, and the effect of an extra week in 2015. Comparable restaurant sales decreased 4.0% at Pollo Tropical compared to a 0.4% gain in the prior year period and decreased 3.5% at Taco Cabana compared to a 3.3% gain in the prior year period. The extra week in 2015 contributed approximately $11.8 million to total revenues.

Cost of sales as a percentage of restaurant sales improved 160 basis points compared to the prior year period due primarily to favorable chicken and other commodity costs and menu price increases.

Restaurant wages and related expenses as a percentage of restaurant sales increased 50 basis points compared to the prior year period due primarily to higher labor costs, including the impact of new Company-owned restaurants and sales deleverage, partially offset by lower workers compensation, incentive based compensation and medical expenses.

Other restaurant operating expenses as a percentage of restaurant sales increased 90 basis points compared to the prior year period due primarily to higher repair and maintenance and insurance costs, and sales deleverage.

Restaurant rent expense as a percentage of restaurant sales increased 100 basis points compared to the prior year period due primarily to new Company-owned restaurants, which generally have higher rent, and sales deleverage.

General and administrative expenses increased $0.6 million to $13.5 million compared to the prior year period due primarily to higher labor costs and infrastructure investment expenses associated with current and future growth and financial and legal advisory fees associated with the Company's review of strategic alternatives, partially offset by performance-based compensation expense. As a percentage of revenues, general and administrative expenses increased 70 basis points compared to the prior year period.

The Company recognized impairment and other lease charges of $7.0 million in the fourth quarter of 2016 that included $4.5 million related to the 16 Pollo Tropical restaurants that were previously impaired in the third quarter, $1.5 million related to one additional Pollo Tropical restaurant and $1.0 million primarily related to six Taco Cabana restaurants with declining sales.

Many new Pollo Tropical restaurants in its emerging markets have opened at lower sales volumes than expected and have not yet achieved the sales volumes required to generate positive cash flows. Pollo Tropical’s emerging markets include Atlanta, Nashville and Texas. Generally, restaurants in Atlanta have performed better than restaurants in Nashville and Texas due primarily to higher average sales volumes and lower average wage rates, rent expense and real estate taxes. Combined carrying values of the restaurants in Atlanta, Nashville and Texas are $26.7 million, $3.2 million and $48.3 million respectively.

Pollo Tropical has initiated operational and transactional growth plans to drive improved performance in the emerging markets with strategies focused on enhancing guest experience and brand recognition and will continue to evaluate the long-term viability of these markets. The Company’s estimates of future cash flows for restaurants that were not impaired assume these plans will succeed and sales will reach the levels required to generate cash flows that exceed the carrying value of the restaurants. Our cash flow projections include, among other things, significant sales growth as the result of the introduction of broadcast media, dedicated sales positions to build the brand’s catering business, increased frequency with the launch of a loyalty program, third party delivery and local store marketing. If these assumptions change in the future or the performance of the restaurants does not improve as projected, an impairment charge could be recognized in future periods, and such charge could be material.

Thirteen Pollo Tropical restaurants open more than twelve months in markets outside of Florida with a combined carrying value of $22.0 million have projected cash flows that exceed the restaurant's carrying value by a small margin. The thirteen restaurants contributed approximately $6.1 million in operating losses to income from operations, including $2.7 million in depreciation expense, for the twelve months ended January 1, 2017. In addition, 16 Pollo Tropical restaurants opened during 2016 in markets outside of Florida with a combined carrying value of $30.2 million have initial sales volumes lower than expected, but do not have significant operating history to form a good basis for future projections. The 16 restaurants contributed approximately $6.0 million in operating losses to income from operations, including $1.5 million in depreciation expense and $2.9 million in pre-opening costs, for the twelve months ended January 1, 2017. If expected performance improvements are not realized, an impairment charge may be recognized in future periods, and such charge could be material.

In addition, three Taco Cabana restaurants with a combined carrying value of $2.5 million have projected cash flows that exceed the restaurants carrying value by a small margin. These restaurants contributed approximately $0.4 million in operating losses to income from operations, including $0.3 million in depreciation expense, for the twelve months ended January 1, 2017.

The effective tax rate for 2016 of 33.3% decreased as compared to an effective tax rate for 2015 of 36.4%, due primarily to the impact of tax credits on lower income before taxes and various other changes in permanent items.

Net income was $2.4 million, or $0.09 per diluted share, compared to net income of $8.8 million, or $0.33 per diluted share, in the prior year period.

Adjusted net income, a non-GAAP financial measure, was $7.3 million, or $0.27 per diluted share, compared to adjusted net income of $10.5 million, or $0.39 per diluted share, in the prior year period (see non-GAAP reconciliation table below).

Brand Results

Pollo Tropical restaurant sales decreased 1.1% to $95.6 million in the quarter compared to the prior year period due primarily to a comparable restaurant sales decrease of 4.0% and the effect of an extra week in 2015 of approximately $6.5 million, offset by sales contributions from 22 net Company-owned restaurant openings. The decrease in comparable restaurant sales resulted from a 7.3% decrease in comparable restaurant transactions, partially offset by a 3.3% increase in average check. Hurricane Matthew negatively impacted comparable restaurant transactions by approximately 1.3% and sales cannibalization from new restaurants on existing restaurants negatively impacted comparable restaurant transactions by approximately 1.1%. Average check was primarily driven by menu price increases that positively impacted restaurant sales by 1.8%. Adjusted EBITDA for Pollo Tropical, a non-GAAP financial measure, decreased 10.7% to $13.7 million compared to the prior year period (see non-GAAP reconciliation table below).

Taco Cabana restaurant sales decreased 8.7% to $75.0 million in the quarter compared to the prior year period due primarily to a comparable restaurant sales decrease of 3.5% and the effect of an extra week in 2015 of approximately $5.3 million, offset by sales contributions from four Company-owned restaurant openings. The decrease in comparable restaurant sales resulted from a 4.5% decrease in comparable restaurant transactions and an increase in average check of 1.0%. Average check was driven by menu price increases that positively impacted restaurant sales by 2.5%. Adjusted EBITDA for Taco Cabana, a non-GAAP financial measure, decreased 21.6% to $7.6 million compared to the prior year period (see non-GAAP reconciliation table below).

Full Year 2016 Financial Summary

Total revenues increased 3.5% to $711.8 million compared to $687.4 million in the prior year due to 26 net Company-owned restaurant openings. Excluding the extra week in 2015, total revenues increased 5.4%. Comparable restaurant sales decreased 1.6% at Pollo Tropical compared to a 3.8% gain in the prior year and decreased 2.5% at Taco Cabana compared to a 4.4% gain in the prior year. The decrease in comparable restaurant sales at Pollo Tropical resulted from a 3.1% decrease in comparable restaurant transactions and an increase in average check of 1.5%. The decrease in comparable restaurant sales at Taco Cabana resulted from a 3.6% decrease in comparable restaurant transactions and an increase in average check of 1.1%.

Net income decreased to $16.7 million, or $0.62 per diluted share, compared to $38.5 million, or $1.44 per diluted share, in the prior year, due primarily to impairment and other lease charges, new restaurant performance, lower comparable restaurant sales and the extra week in 2015.

Adjusted net income, a non-GAAP financial measure, was $34.8 million, or $1.29 per diluted share, compared to adjusted net income of $41.0 million, or $1.53 per diluted share, in the prior year (see non-GAAP reconciliation table below).

Restaurant Portfolio

During the fourth quarter 2016, Fiesta opened six Company-owned Pollo Tropical restaurants, four in south Florida and two in San Antonio, Texas. In addition, the Company opened two Company-owned Taco Cabana restaurants in San Antonio, Texas.

As of January 1, 2017, Fiesta had 177 Company-owned Pollo Tropical restaurants, 166 Company-owned Taco Cabana restaurants, 35 franchised Pollo Tropical restaurants in the U.S., Puerto Rico, the Bahamas, Guatemala, Guyana, Panama, Trinidad & Tobago and Venezuela and seven franchised Taco Cabana restaurants in the U.S.

Investor Conference Call Today

Incoming President and Chief Executive Officer Richard Stockinger, Senior Vice President and Chief Operating Officer Danny Meisenheimer and Senior Vice President and Chief Financial Officer Lynn Schweinfurth will host a conference call to answer questions regarding today's press releases at 5:00 p.m. ET today.

The conference call can be accessed live over the phone domestically at 877-407-0789 or internationally at 201-689-8562. A replay will be available after the call until Monday, March 6, 2017, and can be accessed domestically at 844-512-2921 or internationally at 412-317-6671. The passcode is 13654070.

The conference call will also be webcast live from the corporate website at www.frgi.com, under the investor relations section. A replay of the webcast will be available through the corporate website shortly after the call has concluded.

About Fiesta Restaurant Group, Inc.

Fiesta Restaurant Group, Inc. is the parent company of the Pollo Tropical and Taco Cabana restaurant brands. The brands specialize in the operation of fast-casual restaurants that offer distinct and unique Caribbean and Mexican inspired flavors with broad appeal at a compelling value. The brands feature made-from-scratch cooking, fresh salsa bars, drive-thru service and catering. For more information about Fiesta Restaurant Group, Inc., visit the corporate website at www.frgi.com.

Forward-Looking Statements

Except for the historical information contained in this news release, the matters addressed are forward-looking statements. Forward-looking statements, written, oral or otherwise made, represent Fiesta's expectation or belief concerning future events. Without limiting the foregoing, these statements are often identified by the words "may," "might," "believes," "thinks," "anticipates," "plans," "expects," "intends" or similar expressions. In addition, expressions of Fiesta's strategies, intentions or plans are also forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Fiesta's control. Investors are referred to the full discussion of risks and uncertainties as included in Fiesta's filings with the Securities and Exchange Commission.

FIESTA RESTAURANT GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND TWELVE MONTHS ENDED JANUARY 1, 2017 AND JANUARY 3, 2016
(In thousands of dollars, except share and per share amounts)
(Unaudited)

	Three months ended (a)		Twelve months ended (a)
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016

Revenues:
Restaurant sales	$170,590	$178,789	$708,956	$684,584
Franchise royalty revenues and fees	715	723	2,814	2,808
Total revenues	171,305	179,512	711,770	687,392
Costs and expenses:
Cost of sales	51,226	56,573	214,609	217,328
Restaurant wages and related expenses (b)	45,769	47,066	185,305	174,222
Restaurant rent expense	9,971	8,652	37,493	33,103
Other restaurant operating expenses	24,091	23,553	96,457	87,285
Advertising expense	5,293	6,088	26,800	21,617
General and administrative expenses (b)(c)	13,463	12,874	56,084	54,521
Depreciation and amortization	10,302	8,731	36,776	30,575
Pre-opening costs	804	716	5,511	4,567
Impairment and other lease charges (d)	7,037	1,901	25,644	2,382
Other expense (income), net (e)	110	—	(128)	(679)
Total operating expenses	168,066	166,154	684,551	624,921
Income from operations	3,239	13,358	27,219	62,471
Interest expense	536	544	2,171	1,889
Income before income taxes	2,703	12,814	25,048	60,582
Provision for income taxes	271	3,973	8,336	22,046
Net income	$2,432	$8,841	$16,712	$38,536
Basic net income per share	$0.09	$0.33	$0.62	$1.44
Diluted net income per share	$0.09	$0.33	$0.62	$1.44
Basic weighted average common shares outstanding	26,752,695	26,571,943	26,682,227	26,515,029
Diluted weighted average common shares outstanding	26,761,450	26,578,553	26,689,179	26,522,196

(a) The Company uses a 52 or 53 week fiscal year that ends on the Sunday closest to December 31. The three and twelve month periods ended January 1, 2017 included 13 and 52 weeks, respectively, and the three and twelve month periods ended January 3, 2016 included 14 and 53 weeks, respectively.

(b) Restaurant wages and related expenses include stock-based compensation expense of $31 and $9 for the three month periods ended January 1, 2017 and January 3, 2016, respectively, and $142 and $156 for the twelve month periods ended January 1, 2017 and January 3, 2016, respectively. General and administrative expenses include stock-based compensation expense of $618 and $1,081 for the three month periods ended January 1, 2017 and January 3, 2016, respectively, and $3,141 and $4,137 for the twelve month periods ended January 1, 2017 and January 3, 2016, respectively.

(c) General and administrative expenses for the three and twelve months ended January 1, 2017, include $381 and $1,258, respectively, for the write-off of site costs related to locations that we decided not to develop, $614 and $1,580, respectively, of financial and legal advisory fees primarily related to a review of strategic alternatives and $47 and $947, respectively, related to a class action litigation (these amounts include legal fees and other costs, including estimated settlement charges), partially offset by $196 and $637, respectively, related to litigation matters and expense of $539 in office restructuring and relocation costs for the twelve months ended January 1, 2017. General and administrative expenses for the three and twelve months ended January 3, 2016, include $504 and $1,633, respectively, related to a class action litigation (these amounts include legal fees and other costs, including estimated settlement charges) and $166 and $365, respectively, for the write-off of site costs related to locations that the Company decided not to develop.

(d) Impairment and other lease charges for the three months ended January 1, 2017, primarily include impairment charges for one Pollo Tropical restaurant and six Taco Cabana restaurants that the Company continues to operate plus additional impairment charges related to previously impaired Pollo Tropical and Taco Cabana locations as well as lease charges related to the closure of 10 Pollo Tropical restaurants in the fourth quarter of 2016, and for the twelve months ended January 1, 2017 also include impairment charges related to the closure of 10 Pollo Tropical restaurants in the fourth quarter of 2016 and six additional Pollo Tropical restaurants and one Taco Cabana restaurant that the Company continues to operate. Impairment and other lease charges for the three and twelve months ended January 3, 2016 primarily include charges related to a restaurant closure at the end of fiscal 2015 and charges related to previously closed restaurants, and for the twelve months ended January 3, 2016 also include a charge related to the closure of a Pollo Tropical restaurant.

(e) Other expense (income), net for the three and twelve months ended January 1, 2017, also includes costs for the removal of signs and equipment related to the closure of 10 Pollo Tropical restaurants in the fourth quarter of 2016, and for the twelve months ended January 1, 2017, also includes additional proceeds related to a location that closed in 2015 as a result of an eminent domain proceeding. Other income for the twelve months ended January 3, 2016, primarily includes expected business interruption insurance proceeds related to a Pollo Tropical location that was temporarily closed due to a fire and a previously deferred gain from a sale-leaseback transaction that was recognized upon termination of the lease as a result of an eminent domain proceeding.

FIESTA RESTAURANT GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of dollars, except share and per share amounts)
(Unaudited)

	January 1, 2017	January 3, 2016

Assets
Cash	$4,196	$5,281
Other current assets	22,746	25,957
Property and equipment, net	270,920	248,992
Goodwill	123,484	123,484
Deferred income taxes	14,377	8,497
Other assets	5,842	3,434
Total assets	$441,565	$415,645

Liabilities and Stockholders' Equity
Current liabilities	$46,769	$46,305
Long-term debt, net of current portion	71,423	72,612
Lease financing obligations	1,664	1,663
Deferred income sale-leaseback of real estate	27,165	30,086
Other liabilities	30,369	20,997
Total liabilities	177,390	171,663
Stockholders' equity	264,175	243,982
Total liabilities and stockholders' equity	$441,565	$415,645

FIESTA RESTAURANT GROUP, INC.
Supplemental Information
The following table sets forth certain unaudited supplemental financial and other data for the periods indicated
(In thousands, except percentages):

	(unaudited)		(unaudited)
	Three months ended		Twelve months ended
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016
Segment revenues:
Pollo Tropical	$96,101	$97,217	$401,798	$366,741
Taco Cabana	75,204	82,295	309,972	320,651
Total revenues	$171,305	$179,512	$711,770	$687,392

Change in comparable restaurant sales (a):
Pollo Tropical	(4.0)%	0.4%	(1.6)%	3.8%
Taco Cabana	(3.5)%	3.3%	(2.5)%	4.4%

Average sales per Company-owned restaurant (b):
Pollo Tropical
Comparable restaurants (c)	$602	$684	$2,652	$2,856
New restaurants (d)	357	390	1,599	1,838
Total company-owned (e)	536	595	2,354	2,585
Taco Cabana
Comparable restaurants (c)	$455	$474	$1,891	$1,937
New restaurants (d)	504	394	2,020	1,428
Total company-owned (e)	456	471	1,894	1,920

Income before income taxes:
Pollo Tropical	$404	$8,956	$4,639	$38,021
Taco Cabana	2,299	3,858	21,231	22,561

Adjusted EBITDA (f):
Pollo Tropical	$13,707	$15,342	$55,535	$59,335
Taco Cabana	7,630	9,738	38,081	39,707

Restaurant-Level Adjusted EBITDA (f):
Pollo Tropical	$21,448	$22,151	$90,294	$90,374
Taco Cabana	12,823	14,715	58,140	60,811
(a) Restaurants are included in comparable restaurant sales after they have been open for 18 months or longer. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week fiscal year. Restaurant sales for the extra week in the fiscal quarter and year ended January 3, 2016 have been excluded for purposes of calculating the change in comparable company-owned restaurant sales.
(b) For comparative purposes, the calculation of average sales per company-owned restaurant is based on a 13 week fiscal quarter and a 52-week fiscal year. Restaurant sales for the extra week in the fiscal quarter and year ended January 3, 2016 have been excluded for purposes of calculating average annual sales per company-owned restaurant.
(c) Comparable restaurants are restaurants that have been open for 18 months or longer. Average sales for comparable Company-owned restaurants are derived by dividing comparable restaurant sales for such period for the applicable segment by the average number of comparable restaurants for the applicable segment for such period.
(d) New restaurants are restaurants that have been open for less than 18 months. Average sales for new Company-owned restaurants are derived by dividing new restaurant sales for such period for the applicable segment by the average number of new restaurants for the applicable segment for such period.
(e) Average sales for total Company-owned restaurants are derived by dividing restaurant sales for such period for the applicable segment by the average number of open restaurants for the applicable segment for such period.
(f) Adjusted EBITDA and Restaurant-Level Adjusted EBITDA are non-GAAP financial measures. Please see the reconciliation from net income to Adjusted EBITDA and Restaurant-Level Adjusted EBITDA in the table titled "Supplemental Non-GAAP Information" on the last page of this release.

FIESTA RESTAURANT GROUP, INC.
Supplemental Information
The following table sets forth certain unaudited supplemental data for the periods indicated:

	Three months ended		Twelve months ended
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016

Company-owned restaurant openings:
Pollo Tropical	6	6	32	32
Taco Cabana	2	—	4	2
Total new restaurant openings	8	6	36	34

Company-owned restaurant closings:
Pollo Tropical	(10)	—	(10)	(1)
Taco Cabana	—	(1)	—	(7)
Net change in restaurants	(2)	5	26	26

Number of Company-owned restaurants:
Pollo Tropical	177	155	177	155
Taco Cabana	166	162	166	162
Total Company-owned restaurants	343	317	343	317

Number of franchised restaurants:
Pollo Tropical	35	35	35	35
Taco Cabana	7	6	7	6
Total franchised restaurants	42	41	42	41

Total number of restaurants:
Pollo Tropical	212	190	212	190
Taco Cabana	173	168	173	168
Total restaurants	385	358	385	358

FIESTA RESTAURANT GROUP, INC.
Supplemental Information
The following table sets forth certain unaudited supplemental financial and other data for the periods indicated
(In thousands, except percentages):

	Three months ended
	January 1, 2017		January 3, 2016
		(a)		(a)
Pollo Tropical:
Restaurant sales	$95,598		$96,646
Cost of sales	30,104	31.5%	32,002	33.1%
Restaurant wages and related expenses	22,699	23.7%	22,658	23.4%
Restaurant rent expense	5,470	5.7%	4,376	4.5%
Other restaurant operating expenses	13,544	14.2%	12,653	13.1%
Advertising expense	2,346	2.5%	2,817	2.9%
Depreciation and amortization	6,544	6.8%	5,417	5.6%
Pre-opening costs	472	0.5%	699	0.7%
Impairment and other lease charges	6,029	6.3%	123	0.1%

Taco Cabana:
Restaurant sales	$74,992		$82,143
Cost of sales	21,122	28.2%	24,571	29.9%
Restaurant wages and related expenses	23,070	30.8%	24,408	29.7%
Restaurant rent expense	4,501	6.0%	4,276	5.2%
Other restaurant operating expenses	10,547	14.1%	10,900	13.3%
Advertising expense	2,947	3.9%	3,271	4.0%
Depreciation and amortization	3,758	5.0%	3,314	4.0%
Pre-opening costs	332	0.4%	17	—%
Impairment and other lease charges	1,008	1.3%	1,778	2.2%

	Twelve months ended
	January 1, 2017		January 3, 2016
		(a)		(a)
Pollo Tropical:
Restaurant sales	$399,736		$364,544
Cost of sales	126,539	31.7%	121,689	33.4%
Restaurant wages and related expenses	93,958	23.5%	81,647	22.4%
Restaurant rent expense	19,998	5.0%	16,003	4.4%
Other restaurant operating expenses	54,198	13.6%	45,376	12.4%
Advertising expense	14,819	3.7%	9,527	2.6%
Depreciation and amortization	23,587	5.9%	18,000	4.9%
Pre-opening costs	4,837	1.2%	4,310	1.2%
Impairment and other lease charges	24,419	6.1%	510	0.1%

Taco Cabana:
Restaurant sales	$309,220		$320,040
Cost of sales	88,070	28.5%	95,639	29.9%
Restaurant wages and related expenses	91,347	29.5%	92,575	28.9%
Restaurant rent expense	17,495	5.7%	17,100	5.3%
Other restaurant operating expenses	42,259	13.7%	41,909	13.1%
Advertising expense	11,981	3.9%	12,090	3.8%
Depreciation and amortization	13,189	4.3%	12,575	3.9%
Pre-opening costs	674	0.2%	257	0.1%
Impairment and other lease charges	1,225	0.4%	1,872	0.6%

(a) Percent of restaurant sales for the applicable segment.

FIESTA RESTAURANT GROUP, INC.
Supplemental Non-GAAP Information
The following table sets forth certain unaudited supplemental financial data for the periods indicated
(In thousands):

Adjusted EBITDA and Restaurant-Level Adjusted EBITDA are non-GAAP financial measures. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Adjusted EBITDA for each of our segments includes an allocation of general and administrative expenses associated with administrative support for executive management, information systems and certain accounting, legal, supply chain, human resources, development and other administrative functions. Restaurant-Level Adjusted EBITDA is defined as Adjusted EBITDA excluding franchise royalty revenues and fees, pre-opening costs and general and administrative expenses (including corporate-level general and administrative expenses).

Adjusted EBITDA for each of our segments is a measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. In addition, management believes that Adjusted EBITDA and Restaurant-Level Adjusted EBITDA, when viewed with our results of operations calculated in accordance with GAAP and our reconciliation of Restaurant-Level Adjusted EBITDA and Adjusted EBITDA to net income (i) provide useful information about our operating performance and period-over-period growth, (ii) provide additional information that is useful for evaluating the operating performance of our business, and (iii) permit investors to gain an understanding of the factors and trends affecting our ongoing earnings, from which capital investments are made and debt is serviced. However, such measures are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or cash flow from operating activities as indicators of operating performance or liquidity. Also these measures may not be comparable to similarly titled captions of other companies.

	(unaudited)		(unaudited)
	Three months ended		Twelve months ended
	January 1, 2017	January 3, 2016	January 1, 2017	January 3, 2016

Net income	$2,432	$8,841	$16,712	$38,536

Add:
Depreciation and amortization	10,302	8,731	36,776	30,575
Impairment and other lease charges	7,037	1,901	25,644	2,382
Interest expense	536	544	2,171	1,889
Provision for income taxes	271	3,973	8,336	22,046
Stock-based compensation expense	649	1,090	3,283	4,293
Other expense (income), net	110	—	(128)	(679)

Adjusted EBITDA:
Pollo Tropical	$13,707	$15,342	$55,535	$59,335
Taco Cabana	7,630	9,738	38,081	39,707
Fiesta	—	—	(822)	—
Consolidated	$21,337	$25,080	$92,794	$99,042

Add:
Pre-opening costs	804	716	5,511	4,567
General and administrative (excluding stock-based compensation expense of $618, $1,081, $3,141, and $4,137, respectively)	12,845	11,793	52,943	50,384

Less:
Franchise royalty revenue and fees	715	723	2,814	2,808

Restaurant-Level Adjusted EBITDA:
Pollo Tropical	$21,448	$22,151	$90,294	$90,374
Taco Cabana	12,823	14,715	58,140	60,811
Consolidated	$34,271	$36,866	$148,434	$151,185

FIESTA RESTAURANT GROUP, INC.
Supplemental Non-GAAP Information
The following table sets forth certain unaudited supplemental financial data for the periods indicated
(In thousands of dollars, except per share amounts):

Adjusted net income and related adjusted diluted earnings per share are non-GAAP financial measures. Adjusted net income is defined as net income before impairment and other lease charges, gain on condemnation, office restructuring and relocation costs, legal settlements and related costs, financial and legal advisory fees and site development costs write-offs. Management believes that adjusted net income and related adjusted earnings per diluted share, when viewed with our results of operations calculated in accordance with GAAP (i) provide useful information about our operating performance and period-over-period growth, (ii) provide additional information that is useful for evaluating the operating performance of our business, and (iii) permit investors to gain an understanding of the factors and trends affecting our ongoing earnings, from which capital investments are made and debt is serviced. However, such measures are not measures of financial performance or liquidity under GAAP and, accordingly should not be considered as alternatives to net income or net income per share as indicators of operating performance or liquidity. Also these measures may not be comparable to similarly titled captions of other companies.

	(unaudited)
	Three months ended
	January 1, 2017				January 3, 2016
	Income Before Income Taxes	Provision For Income Taxes (g)	Net Income	Diluted EPS	Income Before Income Taxes	Provision For Income Taxes (g)	Net Income	Diluted EPS
Reported - GAAP	$2,703	$271	$2,432	$0.09	$12,814	$3,973	$8,841	$0.33
Adjustments: Expense (Income)
Impairment and other lease charges (a)	7,037	2,656	4,381	0.16	1,901	711	1,190	0.04
Legal settlements and related costs (d)	(149)	(56)	(93)	—	504	188	316	0.01
Financial and legal advisory fees (e)	614	232	382	0.01	—	—	—	—
Write-off of site development costs (f)	381	144	237	0.01	166	62	104	—
Adjusted - Non-GAAP	$10,586	$3,247	$7,339	$0.27	$15,385	$4,934	$10,451	$0.39

	(unaudited)
	Twelve months ended
	January 1, 2017				January 3, 2016
	Income Before Income Taxes	Provision For Income Taxes (g)	Net Income	Diluted EPS	Income Before Income Taxes	Provision For Income Taxes (g)	Net Income	Diluted EPS
Reported - GAAP	$25,048	$8,336	$16,712	$0.62	$60,582	$22,046	$38,536	$1.44
Adjustments: Expense (Income)
Impairment and other lease charges (a)	25,644	9,681	15,963	0.59	2,382	891	1,491	0.06
Gain on condemnation (b)	(226)	(85)	(141)	(0.01)	(389)	(145)	(244)	(0.01)
Office restructuring and relocation costs (c)	539	203	336	0.01	—	—	—	—
Legal settlements and related costs (d)	310	117	193	—	1,633	611	1,022	0.04
Financial and legal advisory fees (e)	1,580	596	984	0.04	—	—	—	—
Write-off of site development costs (f)	1,258	475	783	0.03	365	137	228	0.01
Adjusted - Non-GAAP	$54,153	$19,323	$34,830	$1.29	$64,573	$23,540	$41,033	$1.53

(a) Impairment and other lease charges for the three months ended January 1, 2017, primarily include impairment charges for one Pollo Tropical restaurant and six Taco Cabana restaurants that the Company continues to operate plus additional impairment charges related to previously impaired Pollo Tropical and Taco Cabana locations as well as lease charges related to the closure of 10 Pollo Tropical restaurants in the fourth quarter of 2016, and for the twelve months ended January 1, 2017 also include impairment charges related to the closure of 10 Pollo Tropical restaurants in the fourth quarter of 2016 and six additional Pollo Tropical restaurants and one Taco Cabana restaurant that the Company continues to operate. Impairment and other lease charges for the three and twelve months ended January 3, 2016 primarily include charges related to a restaurant closure at the end of fiscal 2015 and charges related to previously closed restaurants, and for the twelve months ended January 3, 2016 also include a charge related to the closure of a Pollo Tropical restaurant.

(b) Gain on condemnation for the twelve months ended January 1, 2017, includes additional proceeds related to a location that closed in 2015 as a result of an eminent domain proceeding. Gain on condemnation for the twelve months ended January 3, 2016, primarily includes a previously deferred gain from a sale-leaseback transaction that was recognized upon termination of a lease as a result of an eminent domain proceeding.

(c) Office restructuring and relocation costs for the twelve months ended January 1, 2017, include severance and relocation costs associated with restructuring Pollo Tropical management in Miami, Florida and Dallas, Texas.

(d) Legal settlements and related costs for the three and twelve months ended January 1, 2017, include legal fees and other costs, including estimated settlement charges, associated with a class action litigation, partially offset by benefits related to litigation matters. Legal settlements and related costs for the three and twelve months ended January 3, 2016, include legal fees and other costs, including estimated settlement charges, associated with class action litigation.

(e) Financial and legal advisory fees for the three and twelve months ended January 1, 2017, include financial and legal advisory fees primarily related to a review of strategic alternatives.

(f) Site development costs write-offs for the three and twelve months ended January 1, 2017 and January 3, 2016, include the write-off of site costs related to locations that we decided not to develop.

(g) The provision for income taxes related to the adjustments was calculated using the Company's combined federal statutory and estimated state rate of 37.8% and 37.4% for the periods ending January 1, 2017 and January 3, 2016, respectively.